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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company (Issuer))

EL SUB, INC.
A WHOLLY-OWNED SUBSIDIARY OF EARTHLINK, INC.

and

EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer Or Other Person))

COMMON STOCK, $.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

709776108
(CUSIP Number of Class of Securities)

Samuel R. DeSimone, Jr.
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

CALCULATION OF FILING FEE

Transaction Valuation: *	Amount of Filing Fee:

Not Applicable *	Not Applicable *

*
$2,860.31 was previously paid in connection with the original filing on June 19, 2002. No additional filing fee is required herewith.
☒
Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,860.31	Filing Party: EarthLink, Inc.
Form or Registration No.: 005-60705	Date Filed: June 19, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transactions subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (the "Amendment") amends and supplements the Schedule TO (the "Schedule TO") and the Offer to Purchase ("Offer to Purchase") initially filed with the Securities and Exchange Commission (the "SEC") on June 19, 2002, by EL Sub, Inc., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation (the "Parent"). The Schedule TO and Offer to Purchase relate to the tender offer by the Offeror and Parent to purchase all outstanding shares of Common Stock, $0.0001 par value per share (the "Shares"), of PeoplePC Inc., a Delaware corporation (the "Company") at a cash purchase price of $0.0171 per share, subject to pre-closing adjustments that could increase the purchase price to as much as $0.0245 per share, net to the seller in cash, less any withholding taxes, without interest and upon the terms and conditions set forth in the Offer to Purchase, as amended hereby, and the related Letter of Transmittal and other related documents. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

        As of July 2, 2002, the Company has completed the termination of a lease agreement that triggered an increase in the purchase price under the Offer Agreement. Therefore, the purchase price has increased by $0.0029 per share, which raises the purchase price to $0.02 per share (subject to additional adjustments that could raise the purchase price to as much as $0.0245 per share).

        Except as amended hereby, all of the disclosures set forth in the Schedule TO previously filed remain unchanged.

Item 1. Summary Term Sheet

        The Schedule TO and Offer to Purchase are amended and supplemented as follows:

        Item 1 of the Schedule TO and the response to the question "How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?" of the Summary Term Sheet section of the Offer to Purchase are hereby amended as follows:

        The following language is hereby added as a new paragraph to such section immediately following the first paragraph:

        As of July 2, 2002, the Company has completed the termination of a lease agreement that triggered an increase in the purchase price under the Offer Agreement. Therefore, the purchase price has increased by $0.0029 per share, which raises the purchase price to $0.02 per share (subject to additional adjustments that could raise the purchase price to as much as $0.0245 per share).

Item 4. Terms of the Transaction

        The Schedule TO and Offer to Purchase are amended and supplemented as follows:

  1.
  Item 4 of the Schedule TO and the 30th paragraph under Section 11 of the Offer to Purchase ("Background of the Offer") are hereby amended and restated as follows:

    On May 22, 2002 the other interested party provided an indication of interest in acquiring the Company for stock consideration at a price at a significant discount to the Company's then-current market price. The price was lower than the price range being discussed with Parent. Additionally, the other interested party contemplated offering stock consideration, which would have exposed the holders of Common Stock to volatility of the price of the other interested party's stock and the general risk that the stock consideration received in exchange for the Company Common Stock could decrease in value. The Company Board of Directors also considered that a transaction including stock consideration would likely take more time to close than a transaction including cash consideration. Given the fact that without additional financing, the Company would not have sufficient working capital to conduct its current operations through the third quarter of fiscal 2002, cash consideration appeared to be a better alternative than stock consideration, especially since the price being discussed with the other interested party was lower than the price being discussed with Parent.

  2.
  Item 4 of the Schedule TO and the 38thth paragraph under Section 11 of the Offer to Purchase ("Background of the Offer") are hereby amended as follows:

    The following language is hereby added immediately following the second sentence:

        "The Parties discussed and agreed upon a potential increase in the purchase price if the Company completed either or both of the following two events: (i) the termination of a lease agreement and/or (ii) the receipt of a written release from one of the Company's customers with respect to the Company's interpretation of its obligations under an agreement with the customer.

Item 12. Exhibits

        99(a)(1)(A) Offer to Purchase, as amended, dated June 19, 2002.*

        99.1 Press Release dated July 3, 2002*

  *Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
/s/ CHARLES G. BETTY Charles G. Betty, Chief Executive Officer (Name and Title)
July 2, 2002 (Date)
EL SUB, INC.
/s/ CHARLES G. BETTY Charles G. Betty, President and Chief Executive Officer (Name and Title)
July 2, 2002 (Date)

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase, as amended, dated June 19, 2002.*
99.1	Press Release dated July 3, 2002*

  *Filed herewith.

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  Item 1. Summary Term Sheet
  Item 4. Terms of the Transaction
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX